File No. 70-09563




                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549
                      ------------------------------

                            AMENDMENT NO. 2
                                   TO
                                FORM U-1
                       APPLICATION/DECLARATION
                                 UNDER
               THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                              NORTHEAST UTILITIES
                              174 Brush Hill Avenue
                    West Springfield, Massachusetts  01090-0010

                (Name of companies filing this statement
               and address of principal executive offices)

                              NORTHEAST UTILITIES
                    (Name of top registered holding company)

                              Cheryl W. Grise, Esq.
             Senior Vice President, Secretary and General Counsel
                      Northeast Utilities Service Company
                                  P.O. Box 270
                         Hartford, Connecticut  06141-0270
                      (Name of address of agent for service)

The Commission is requested to mail signed copies of all orders, notices and communications to:


Jeffrey C. Miller, Esq.
Assistant General Counsel
Northeast Utilities  Service
Company
107 Selden Street
Berlin, CT 06037

David R. McHale
Vice President and Treasurer
Northeast Utilities Service
Company
107 Selden Street
Berlin, CT 06037



	Northeast Utilities (NU) hereby amends its Application/Declaration on Form U-1 (the Application), as amended, in File No. 70-9563, as follows:


Item 1. Description of Proposed Transaction is amended in its entirety to read as follows:

NU, Consolidated Edison, Inc. (CEI), a New York corporation and an exempt holding company under Section 3(a)(1) of the Act, subject to the filing requirements of Rule 2 of the Act, Consolidated Edison, Inc., a Delaware corporation. (New CEI), a wholly owned subsidiary of CEI, and N Acquisition LLC), a Massachusetts limited liability company, which is directly and indirectly owned by New CEI, have entered into an Agreement and Plan of Merger dated as October 13, 1999, as amended and restated as of January 11, 2000 (the Merger Agreement). Under the Merger Agreement, CEI will merge into New CEI, with New CEI being the surviving entity, and N Acquisition LLC will merge with and into NU, with NU being the surviving entity and a wholly-owned subsidiary of New CEI. This proposed merger will require Commission approval under the Act; a separate filing for such approval was made January 20, 2000 in File No. 70-9613. Accordingly, after the merger CEI and N Acquisition LLC will no longer exist. CEI and NU propose in their merger filing that after the merger, NU will continue its corporate existence as it did prior to the merger and continue to be the holding company for its subsidiary companies, including its electric utility companies, The Connecticut Light and Power Company, Public Service Company of New Hampshire and Western Massachusetts Electric Company. On October 13, 1999, NU and CEI jointly issued a press release, a copy of which is attached hereto as Exhibit B-2 and incorporated herein by reference, announcing the proposed merger and related information.

Under the terms of the Merger Agreement, NU and CEI each have agreed to convene a meeting of their shareholders for the purpose of obtaining required shareholder approvals relating to the merger, including the amendments to NU's Declaration of Trust (the Trust Agreement) discussed below. The Trust Agreement authorizes the NU board of trustees to sell, lease or otherwise dispose of any part or parts of the properties of NU to the extent permitted by law. Under Massachusetts law, however, for a Massachusetts business trust to merge with another entity, its declaration of trust must explicitly authorize such a transaction. The Trust Agreement currently does not authorize NU to merge with another entity. Accordingly, NU will be seeking shareholder approval to amend the Trust Agreement to permit NU to merge with a limited liability company like N Acquisition LLC. NU will also be seeking to amend the Trust Agreement to permit the number of trustees of NU to be fixed by the Merger Agreement. In addition to the amendments, the NU shareholders will be asked to approve the merger. The amendments and the merger approval each will require a two-thirds approving vote of all NU shares eligible to vote. The amendments and the merger have already been approved by the unanimous vote of the NU board of trustees. The merger is subject to a number of conditions, including the approval of the Commission and other regulatory approvals.

NU proposes to hold a special meeting of its shareholders to vote on the amendments in spring 2000. It is NU's intention to mail definitive proxy materials to its shareholders at least 30 days prior to the meeting and to send all related proxy materials to print in the first quarter 2000. CEI intends to follow a comparable schedule for its proxy solicitation. In order for NU to provide its shareholders with the proxy materials in a timely manner, NU respectfully requests that the Commission grant the solicitation authority sought herein as soon as practicable and in any event no later February 15, 2000. A copy of NU and CEI's preliminary proxy materials, including the solicitation letters to their shareholders, has been filed as Exhibit D.

Item 6.	Exhibits and Financial Statements

	The following exhibits are filed herewith:

B-3 Amended and Restated Agreement and Plan of Merger, amended and restated as of January 11, 2000, filed as Exhibit 2 in NU's Current Report on Form 8-K dated December 2, 1999, and incorporated herein by reference.


                                SIGNATURES

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned has duly caused this Amendment to be signed on behalf of it by the undersigned thereunto duly authorized.

Date:     February 8, 2000


                                         NORTHEAST UTILITIES


                                        By: /s/Cheryl W. Grise
                                            Cheryl W. Grise
                                        Senior Vice President, Secretary and
                                        General Counsel